Corsair Gaming, Inc.

47100 Bayside Pkwy

Fremont, California

September 18, 2020

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Larry Spirgel Matthew Crispino Robert Littlepage Claire DeLabar

Re: Corsair Gaming, Inc. Registration Statement on Form S-1 (Registration No. 333-248247)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-248247) (the “Registration Statement”) of Corsair Gaming, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on September 22, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Tad J. Freese at (650) 463-3060 or Phillip Stoup at (415) 395-8216.

Thank you for your assistance in this matter.

Very truly yours,

CORSAIR GAMING, INC.

By:	/s/ Andrew J. Paul
Andrew J. Paul
President and Chief Executive Officer

cc:	Michael G. Potter, Corsair Gaming, Inc.

Tad J. Freese, Esq., Latham & Watkins LLP

Phillip Stoup, Esq., Latham & Watkins LLP

Eric Jensen, Esq., Cooley LLP

Seth Gottlieb, Esq., Cooley LLP